SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT

Under Section 14(d)(4)

of the Securities Exchange Act of 1934

WILLIAMS CONTROLS, INC.

(Name of Subject Company)

WILLIAMS CONTROLS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

969465608

(CUSIP Number of Class of Securities)

Dennis E. Bunday

Chief Financial Officer

14100 SW 72nd Avenue

Portland, OR 97224

(503) 684-8600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Marcus J. Williams, Esq.

Davis Wright Tremaine LLP

1201 Third Avenue Suite 2200

Seattle, Washington 98101

(206) 622-3150

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is Williams Controls, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 14100 SW 72nd Avenue, Portland, Oregon 97224. The telephone number of the Company at its principal executive office is (503) 684-8600.

Securities

This statement relates to the Company’s common stock, par value $0.01 per share (the “Common Stock”). As of November 14, 2012, there were 7,502,262 shares of Common Stock issued and outstanding, including 125,025 restricted shares of Common Stock issued under the Company’s Director Equity Award Plan and Employee Equity Award Plan (collectively the “Company Stock Plans”), and 596,962 shares, of Common Stock issuable upon the exercise of outstanding options granted pursuant to the Company Stock Plans.

Item 2.	Identity and Background of Filing Person.

The filing person of this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated by reference herein.

Offer

This Statement relates to the tender offer made by Columbia Acquisition Sub, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Curtiss-Wright Controls, Inc. (the “Parent”), a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) dated November 15, 2012, to purchase all of the outstanding shares of Common Stock, at a purchase price of $15.42 per share of Common Stock, net to seller in cash without interest thereon and less any required withholding tax (such tender offer, the “Offer” and such purchase price, the “Offer Price”), upon the terms upon and subject to the conditions of the Offer to Purchase dated November 15, 2012, filed as Exhibit (a)(1) to this Statement and incorporated herein by reference (the “Offer to Purchase”) and the related Letter of Transmittal filed as Exhibit (a)(2) and incorporated herein by reference (together with the Offer to Purchase, as they may be amended or supplemented, the “Offer Documents”).

The Offer is being made pursuant to an Agreement and Plan of Merger dated October 31, 2012, among the Company, Purchaser and Parent (as may be amended from time to time, the “Merger Agreement”), and the Annexes thereto (collectively, the “Merger Documents”), all of which are filed together as Exhibit (e)(1) and incorporated herein by reference. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser shall be merged with and into the Company (the “Merger”; the Merger, together with the Offer, the “Transaction”) with the Company continuing as the surviving corporation (the “Surviving Corporation”). References herein to the “Surviving Corporation” relate to the Company in such capacity following the Merger. At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Common Stock (other than shares of Common Stock that are held by the Parent or the Purchaser or held in the Company’s treasury, or held by stockholders who are entitled to demand, and who properly demand, appraisal rights under the DGCL) that is not tendered pursuant to the Offer will be converted into the right to receive, as merger consideration, cash in an amount equal to the Offer Price. Following the Effective Time, the Surviving Corporation will continue as a wholly owned subsidiary of the Parent. Descriptions of the Merger Agreement contained herein are qualified in their entirety by reference to the Merger Agreement.

The initial expiration date for the Offer is 11:59 p.m., New York City Time, on December 13, 2012, subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

The Schedule TO states that the principal executive offices of the Purchaser are located at 10 Waterview Boulevard, Parsippany, New Jersey 07054. Information about the Offer, this Schedule, the Schedule TO, the Merger Agreement and related materials with respect to the Offer can be found on the Company’s website at http://www.wmco.com. Any other information on the Company’s website that is not specifically identified as relating to the Offer should not be considered part of this Statement.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3 or as otherwise incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between or among the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

In the case of each plan or agreement discussed below to which the terms “change-in-control” or “change-of-control” apply, the consummation of the Offer would constitute a change-in-control or change-of-control, as applicable.

(a)	The Company, its Executive Officers, Directors or Affiliates

Arrangements with the Company’s Current Executive Officers and Directors.

The Company’s executive officers and the members of the Company’s board of directors may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of the Company’s shareholders generally. These interests may create potential conflicts of interest. The Company’s board of directors was aware of these interests and considered them, among other matters, in deciding to approve the Merger Agreement and the transactions contemplated thereby.

Letter Agreements

In connection with the Merger Agreement, the Company entered into two separate letter agreements with the Company’s Chief Executive Officer and Chief Financial Officer (collectively, the “Letter Agreements”). In accordance with the terms of the Letter Agreements, the consummation of the Offer will result in the payment by the Company of a one-time cash bonus of $293,604.08 to Dennis E. Bunday, Chief Financial Officer of the Company, and a one-time cash bonus of $516,000 to Patrick W. Cavanagh, Chief Executive Officer of the Company. The terms of the Letter Agreements with Mr. Bunday and Mr. Cavanagh condition payment of the one-time cash bonus on commencement of the Offer. The summary of the Letter Agreements contained herein is qualified by reference to the agreements, which are filed herewith as Exhibits (e)(6) and (e)(7) and are incorporated herein by reference.

Cash Consideration Payable Pursuant to the Offer.

If the Company’s executive officers and directors tender their shares of Common Stock in response to the Offer, they will receive the same cash consideration per share of Common Stock on the same terms and conditions as the Company’s other shareholders. As of November 14, 2012, the Company’s executive officers and directors beneficially owned in the aggregate 2,068,415 shares of Common stock (including stock options with respect to the shares of Common Stock, but excluding 487,465 shares of Common Stock of which Peter Salas beneficially holds but does not currently have the authority to vote or tender as a result of bankruptcy proceedings pending against the brokerage firm in which such shares are held). If the executive officers and directors were to tender all 2,068,415 shares of Common Stock beneficially owned by them in response to the Offer and those shares were accepted and acquired by the Purchaser, the executive officers and directors would receive an aggregate of approximately $31,894,959 in cash.

The table below sets forth information regarding the amount of cash consideration each executive officer and director will receive pursuant to the Offer assuming the shares of Common Stock beneficially owned by each of the Company’s executive officers and directors (including unvested restricted shares of Common Stock and shares of Common Stock underlying stock options) are tendered pursuant to the Offer and those shares of Common Stock are accepted for purchase and purchased by the Purchaser.

Name	Number of Shares Owned(1)	Consideration(2)
Patrick W. Cavanagh	211,903	$3,267,544
Dennis E. Bunday	87,946	$1,356,127
Mark S. Koenen	64,447	$993,773
Kenneth Hendrickson	12,579	$193,968
R. Eugene Goodson	166,743	$2,571,177
Doug Hailey	110,303	$1,700,872
Samuel H. Greenawalt	45,677	$704,339
Donn J. Viola	27,123	$418,237
Peter Salas(3)	1,829,159	$28,205,631

(1)

Includes shares issuable upon the exercise of stock options exercisable on or before November 14, 2012 as follows: Mr. Cavanagh 95,171; Mr. Bunday 34,515; Mr. Koenen 30,975; Mr. Hendrickson 4,138; Mr. Goodson 10,337; Mr. Hailey 15,677; Mr. Greenawalt 15,677; Mr. Viola 15,540 and Mr. Salas 11,639.

(2)

Amounts shown in the “Consideration” column reflect the tender of such stock options as of the Effective Time, in each case net of the exercise price thereof, and does not include stock options, the exercise of which is equal to or greater than the exercise price.

(3)

Amounts include 1,817,520 shares of Common Stock indirectly held through control of Dolphin Offshore Partners, L.P. and Dolphin Direct Equity Partners, L.P. Mr. Salas does not presently have authority to vote 487,465 of shares of Common Stock held by Dolphin Offshore Partners, L.P. as a result of bankruptcy proceedings pending against brokerage firm in which the shares are held.

Company Restricted Stock.

The Merger Agreement provides that each holder of restricted Common Stock, including the Company’s directors and executive officers, shall have the right to tender such shares of restricted Common Stock in the Offer, and that all shares of restricted Common Stock shall become fully vested and the restrictions theron shall lapse at the time when the shares of Common Stock tendered in the Offer are accepted for payment by the Purchaser (the “Acceptance Time”). Consequently, the forfeiture restrictions pertaining to all shares of restricted Common Stock that are validly tendered and accepted for payment pursuant to the Offer, including shares of restricted Common Stock held by the Company’s executive officers and directors, shall terminate at the Acceptance Time and all such shares of restricted Common Stock shall be treated identically to all other shares of Common Stock with respect to payment of the Offer Price.

The table below sets forth as of November 14, 2012, the unvested shares of restricted Common Stock held by the Company’s executive officers and directors, which, if outstanding at the Acceptance Time, will become fully vested and treated the same as other outstanding shares of Common Stock.

Name	Number of Unvested Restricted Shares	Consideration
Patrick Cavanagh	39,750	$612,945
Dennis Bunday	20,000	$308,400
Mark Koenen	10,000	$154,200
Kenneth Hendrickson	7,950	$122,589

Stock Options and Other Stock Awards.

The Merger Agreement provides that at the Acceptance time, each outstanding, unexpired and unexercised option to purchase shares of Common Stock (“Company Options”), including Company Options held by the Company’s directors and executive officers, shall vest and become exercisable. All Company Options not exercised prior to the Acceptance Time will be deemed to be exercised and cancelled, and each former holder of any such cancelled Company Option, including the Company’s directors and executive officers, shall be entitled to receive at the effective time of the Merger in consideration of the deemed exercise and cancellation of such Company Option, an amount in cash, without interest, equal to (i) the excess, if any, of (A) the Offer Price minus (B) the exercise price per share of Common Stock subject to such Company Option multiplied by (ii) the total number of shares of Common Stock subject to such Company Option, and (iii) reduced by any applicable holding taxes. The Merger Agreement further provides that if the exercise price per share of any such Company Option is equal or greater than the per share Offer Price, such Company Option shall be canceled and terminated without any cash payment being made in respect thereof.

As of November 14, 2012, the Company’s directors and executive officers held “in-the-money” Company Options (based on the Offer Price) to purchase an aggregate of 340,372 shares of Common Stock, with exercise prices ranging from $3.96 to $15.25 per share of Common Stock and unvested options to purchase an aggregate of 86,690 shares of Common Stock, with exercise prices ranging from $7.92 to $13.57 per share of Common Stock.

The table below sets forth the Company Options held by each of the Company’s directors and executive officers as of November 14, 2012 for (i) Company Options that by their terms are currently vested, (ii) Company Options that are currently unvested, and (iii) total vested and unvested Company Options.

Name	Exercise Price(1)	Vested Options(2)	Unvested Options	Total(2)
Patrick W. Cavanagh	$7.69	147,231	42,702	189,933
Dennis E. Bunday	$9.41	70,567	17,933	88,500
Mark S. Koenen	$7.82	53,825	9,024	62,849
Kenneth Hendrickson	$10.55	9,420	3,680	13,100
R. Eugene Goodson	$10.35	8,220	2,609	10,829
Doug Hailey	$8.75	13,940	2,720	16,660
Samuel H. Greenawalt	$8.75	13,940	2,720	16,660
Donn J. Viola	$8.74	13,651	2,676	16,327
Peter Salas	$10.02	9,578	2,626	12,204

(1)	Includes weighted average exercise prices of in-the-money Company Options based upon the Offer Price.
(2)	Excludes Company Options that are out of the money based upon the Offer Price.

The acceleration of vesting and cancellation of Company Options and shares of restricted Common Stock and the related cash payments to the holders of such options and restricted shares pursuant to the Merger Agreement are in addition to any benefits following a “change-in-control” or “change-of-control” under any of the agreements or arrangements described below.

Potential Payments upon Termination in Connection with a Change in Control.

The Company has entered into employment agreements with each of its executive officers that define, amongst other things benefits payable in the event of termination including termination in conjunction with a change in control. Under these agreements, the Company has agreed to provide certain benefits to its executive officers if their employment is involuntarily terminated in conjunction with a change in control. Change in control benefits generally that would be awarded to the Company’s executive officers upon termination of employment consist of a lump sum cash payment and COBRA health insurance continuation. Additionally, in the event of a change in control, unvested stock option awards are accelerated regardless of whether the executive officer has been terminated.

The following table shows the estimated change in control benefits that would be payable to the Company’s executive officers if a change of control had occurred on November 14, 2012 and each officer’s employment was involuntarily terminated on that date without cause:

Name	Cash Severance Benefit ($)		Continuation ($)(1)	Acceleration ($)(2)	Stock Vesting ($)(2)	Total ($)
Patrick W. Cavanagh	482,040	(3)	11,973	315,417	612,945	1,422,375
Dennis E. Bunday	326,000	(3)	11,973	103,417	308,400	749,790
Mark S. Koenen	174,306	(4)	16,716	51,452	154,200	396,674
Kenneth D. Hendrickson	137,917	(4)	16,716	20,132	122,589	297,354

(1)	The employment agreements for all executive officers also provide for continuation of health insurance benefits paid by the Company for a period specified in each respective employment agreement.
(2)	Based upon the Offer Price, less the applicable exercise price in the case of Company Options.
(3)	Cash severance benefits for Mr. Cavanagh and Mr. Bunday equal 18 months base salary.
(4)	Cash severance benefits for Mr. Koenen and Mr. Hendrickson equal 12 months base salary.

Employment Agreements with the Company

Agreement with Dennis Bunday

In connection with the Offer and Merger, the Company entered into the First Amendment to Executive Employment Agreement with Dennis Bunday dated October 29, 2012 (the “Bunday Employment Agreement”), which amended Mr. Bunday’s previous employment agreement dated March 8, 2007. The Company entered into the Bunday Employment Agreement in order to comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and rulings promulgated thereunder and the clarify the parties rights and obligations in regard to severance pay upon the occurrence of Mr. Bunday’s termination in connection with a change in control.

The Bunday Employment Agreement provides that Mr. Bunday is entitled to receive a base salary of $217,484.50 per annum of which $5,000 will be paid in the form of Common Stock.

The Bunday Employment Agreement provides that if either Mr. Bunday resigns his position with the Company for good reason or is terminated by the Company without cause within 24 months of a change in control, Mr. Bunday is entitled to payment of an amount equal to one and one-half times his current annual salary and twenty-four months of continued health coverage from the date of such termination. The Company is also required to pay up to $30,000 for Mr. Bunday to meet with advisers in connection with the employment transition.

The summary of Mr. Bunday’s executive employment agreement contained herein is qualified by reference to his agreement, which is filed herewith as Exhibit (e)(2) and is incorporated herein by reference.

Agreement with Patrick W. Cavanagh

In connection with the Offer and Merger, the Company entered into the First Amendment to Executive Employment Agreement with Patrick W. Cavanagh dated October 30, 2012 (the “Cavanagh Employment Agreement”), which amended Mr. Cavanagh’s previous employment agreement dated July 19, 2004. The Company entered into the Cavanagh Employment Agreement in order to comply with the requirements of Section 409A of the Code and the regulations and rulings promulgated thereunder and the clarify the parties rights and obligations with regard to severance pay upon the occurrence of Mr. Cavanagh’s termination in connection with a change in control.

The Cavanagh Employment Agreement provides that Mr. Cavanagh is entitled to receive a base salary of $321,360 per annum of which up to 7% can be paid in the form of Common Stock.

The Cavanagh Employment Agreement provides that if in anticipation of, and prior to, or following a change in control, the Company (or any entity likely to be a succeeding entity of the Company as a result of the change in control event) provides Mr. Cavanagh with notice that he will not be offered reasonably equivalent employment with the succeeding entity, then such notice shall be deemed to constitute an involuntary termination and Mr. Cavanagh is entitled to payment of an amount equal to one and one-half times his current annual salary and eighteen months of continued health coverage from the date of such termination.

The summary of Mr. Cavanagh’s employment agreement contained herein is qualified by reference to his agreement, which is filed herewith as Exhibit (e)(3) and is incorporated herein by reference.

Agreement with Mark S. Koenen

The Company entered an employment agreement with Mark S. Koenen dated March 8, 2007 (the “Koenan Employment Agreement”), under which if Mr. Koenen is terminated without “cause” or resigns for “good reason” (as such terms are defined in the Koenen Employment Agreement), Mr. Koenen is entitled to receive severance pay equal to one year of his base salary, unless he provides less than 30 days’ notice of his resignation, whereupon he will not be entitled to severance benefits. The Koenen Employment Agreement also provides that Mr. Koenen will not, while he is receiving severance benefits, engage in certain activities in competition with the Company.

The summary of Mr. Koenen’s employment agreement contained herein is qualified by reference to his agreement, which is filed herewith as Exhibit (e)(4) and is incorporated herein by reference.

Agreement with Kenneth D. Hendrickson

The Company entered an employment agreement with Kenneth D. Hendrickson dated April 1, 2011 (the “Hendrickson Employment Agreement”), under which if Mr. Hendrickson is terminated without “cause” or resigns for “good reason” (as such terms are defined in the Hendrickson Employment Agreement), Mr. Hendrickson is entitled to receive severance pay equal to one year of his base salary, unless he provides less than 30 days’ notice of his resignation, whereupon he will not be entitled to severance benefits. The Hendrickson Employment Agreement also provides that Mr. Hendrickson will not, while he is receiving severance benefits, engage in certain activities in competition with the Company.

The summary of Mr. Hendrickson’s employment agreement contained herein is qualified by reference to his agreement, which is filed herewith as Exhibit (e)(5) and is incorporated herein by reference.

Director Compensation

Each non-employee director of the Company receives a fee of $30,000 per year for service on the Company’s board of directors. This fee covers all customary activities and services provided with respect to serving on the board of directors and any related committees, including the attendance of meetings. The Company also reimburses its directors for reasonable costs incurred to attend board and committee meetings. Directors also receive shares of Common Stock under the 2010 Restated Formula Stock Option Plan for Non-Employee Directors.

Indemnification of Officers and Directors.

The DCGL

Section 145 of the DGCL permits the Company to indemnify any of its directors or officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, incurred in connection with any action (other than an action by or in the right of the Company) arising by reason of the fact that he or she is or was an officer or director of the Company if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 145 also permits the Company to indemnify any such officer or director against expenses incurred in connection with the defense or settlement of an action by or in the right of the Company if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, except in respect of any matter as to which such person is judged to be liable to the Company, unless, upon application, the court determines that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to such expenses deemed proper by the court in which case court approval must be sought for indemnification. In addition, Section 145 permits the Company to advance expenses to such directors and officers prior to the final disposition of an action upon the receipt of an undertaking by such director or officer to repay such expenses if it shall ultimately be determined that such person was not entitled to indemnification. This statute requires indemnification of such officers and directors against expenses to the extent they may be successful in defending any such action. This statute provides that it is not exclusive of other indemnification that may be granted by the Company bylaws, a vote of stockholders or disinterested directors, agreement or otherwise.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.

The DCGL also authorizes the Company to purchase insurance for its directors and officers insuring them against risks as to which we may be unable lawfully to indemnify them. The Company has obtained limited insurance coverage for its officers and directors as well as insurance coverage to reimburse us for potential costs of our corporate indemnification of officers and directors.

The Company’s Certificate of Incorporation and Bylaws

The Company’s Certification of Incorporation provides that to the fullest extent permitted by the DGCL, or to a greater extent if consistent with the law and if provided by resolution of the Company’s stockholders or directors, or in a contract, the Company has the right and/or duty to indemnify any person who is or was a director, officer, employee or agent of the Company.

Additionally, Article V of the Company’s Amended and Restated Bylaws provides that to the full extent permitted by the DGCL, the Company shall indemnify any current or former directors, or current or former officers, employees or agents of the corporation who are not directors, who are made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceedings, whether criminal, civil, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that such person or such persons is or was a director or officer of the Company, or is or was serving any other enterprise as a director, officer, member, employee or agent at the request of the Company, except that such indemnity shall not apply to liabilities incurred by reason of such person’s gross negligence or willful misconduct.

Further, Article V of the Company’s Amended and Restated Bylaws also provides that to the full extent permitted by the DGCL, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer or member of another corporation, partnership, joint venture, trust or other enterprise, except that such indemnity shall not apply to liabilities incurred by reason of such person’s material breach of an agreement by such person with the Company, and except that such indemnification shall generally not apply in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company.

The Merger Agreement

In accordance with the terms of the Merger Agreement, the Surviving Corporation and its subsidiaries will, from the Effective Time onwards, honor and fulfill in all respects the obligations of the Company and its subsidiaries under (i) any indemnification, expense advancement and exculpation provision set forth in any certificate of incorporation or bylaws or comparable organizational documents of the Company or any of its subsidiaries, as in effect at the time of the Merger Agreement and (ii) all indemnification agreements between the Company or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director, officer, employee or agent of the Company of any of its subsidiaries prior to the Effective Time. According to the Merger Agreement, the Parent will cause the articles of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries, and the successors in interest in each of them, to contain provisions with respect to indemnification, exculpation and advancement of expenses that are at least favorable as the indemnification, exculpation and advancement of expenses provisions contained in the articles of incorporations and bylaws (or other similar organizational documents) of the Company and its subsidiaries as of the date of the Merger Agreement.

Additionally, the Merger Agreement requires the Surviving Corporation to honor all existing rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses relating thereto) in favor of all current and former directors and officers of the Company and its subsidiaries (the “Indemnified Persons”). The Merger Agreement also requires Parent, from and after the Effective Time, and ending on the sixth anniversary of the Effective Time, to indemnify and hold harmless, and provide advancement of expenses to, the current and former directors and officers of the Company and the Company’s subsidiaries against certain losses and indemnified liabilities, including in connection with the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

The Merger Agreement further provides that prior to the Effective Time, the Company may, in consultation with the Parent, obtain “tail” prepaid insurance policies with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary insurance (collectively, “D&O Insurance”), for the Indemnified Persons, with terms, conditions, retentions and levels of coverage at least as favorable, in the aggregate, as the Company’s existing D&O Insurance with respect to matters existing or occurring prior to the Effective Time. If such “tail” prepaid insurance policies are obtained, the Surviving Corporation will maintain such policies in full force and effect for their full term, and to continue to honor its respective obligations thereunder. The Merger Agreement further provides that if “tail” insurance is not obtained, Parent will, and will cause the Surviving Corporation to, maintain in effect, at no expense to the beneficiaries, until the sixth anniversary of the Effective Time for the Indemnified Persons, the D&O Insurance (provided that Parent may substitute therefor policies of at least the same terms, conditions, retentions and levels of coverage and amounts which are, in the aggregate, as favorable to the Indemnified Persons as provided in the D&O Insurance). However, Parent and the Surviving Corporation will not be required to expend for such policies an aggregate premium amount in excess of $200,000, provided that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(b)	The Parent, its Executive Officers, Directors or Affiliates

The Merger Agreement.

The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer, which is being filed as an exhibit to the Schedule TO, are incorporated in this Statement by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, the Parent and the Purchaser in relation to the Offer and the Merger. The Merger Agreement has been provided solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants made as of specific dates by the Company to the Parent and the Purchaser and by the Parent and the Purchaser to the Company. These representations and warranties were made to allocate contractual risk between the parties to the Merger Agreement and not to establish such matters as facts. Moreover, the representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which a party may have the right not to close the Offer or the Merger if certain representations and warranties prove to be untrue due to a change in circumstance or otherwise. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and may be subject to important qualifications and limitations agreed to by the parties thereto.

Representation on the Company’s Board.

The Merger Agreement provides that subject to compliance with applicable law, promptly after the Acceptance Time, and from time to time thereafter, and subject to the terms of the Merger Agreement, the Purchaser will be entitled to designate up to such number of directors, rounded to the nearest whole number, constituting at least a majority of the directors on the Company’s board of directors as will give the Purchaser representation on the Company’s board of directors equal to the product of the number of directors on the Company’s board of directors (giving effect to any increase in the number of directors pursuant to the terms of the Merger Agreement) and the percentage that the number of shares of Common Stock beneficially owned by the Parent or its affiliates bears to the total number of shares of Common Stock then outstanding. The Merger Agreement further provides that the Company shall use reasonable efforts to, upon the Parents request, either increase the size of the Company’s board of directors or seek and accept the resignation of such number of directors as is necessary to enable the Parent’s designees to be elected to the Company’s board of directors and to cause the Parent’s nominees to be so elected. In accordance with the Merger Agreement, the Company will also cause individuals designated by the Parent to constitute the number of members of each committee of the Company’s board of directors, rounded to the next whole number, that represents the same percentage as such individuals represent on the Company’s board of directors, other than any committee of the Company’s board of directors established to take action under the Merger Agreement, which committee shall be composed of only independent directors (as defined by the listing requirement of the NYSE).

In the event that the Parent’s designees are elected or designated to the Company’s board of directors, then, until the Effective Time the Company will cause its board of directors to have at least two directors who are (i) directors on the date of the Merger Agreement, (ii) independent directors for the purposes of the continued listing requirements of the NYSE and (iii) reasonably satisfactory to the Parent (such directors, the “Independent Directors”). Following the Acceptance Time and prior to the Effective Time, any action adversely affecting the rights of the Company’s stockholders (other than the Parent or the Purchaser), cannot be effected without the affirmative vote of a majority of the Independent Directors. Additionally, following the Acceptance Time and prior to the Effective Time, neither Parent nor the Purchaser shall take any action to remove any Independent Director absent cause.

The foregoing summary concerning representation on the Company’s board of directors does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

The Company entered into a confidentiality agreement with the Parent, dated as of July 5, 2012 (the “Confidentiality Agreement”), pursuant to which the Parent agreed, among other things, to keep confidential information furnished by the Company confidential and to use it only for specified purposes. The Confidentiality Agreement also contained a customary “standstill” provision that does not apply to the Offer, the Merger or the other transactions contemplated by the Merger Agreement. Under the Merger Agreement, the Confidentiality Agreement expressly remains in full force and effect. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (e)(10) to this Statement and is incorporated herein by reference.

Tender and Support Agreements.

Patrick W. Cavanagh, Dennis E. Bunday, Mark S. Koenen, Kenneth Dean Hendrickson, R. Eugene Goodson, Doug Hailey, Samuel H. Greenawalt, Donn J. Viola, and Peter Salas (the Company’s current directors and executive officers), and Dolphin Offshore Partners, L.P., and Dolphin Direct Equity Partners, L.P., in their capacity as significant stockholders of the Company, have each entered into a Tender and Support Agreement (collectively, the “Shareholder Agreements”) with the Parent and the Purchaser pursuant to which they have agreed, in their capacity as shareholders of the Company, to tender or cause to be tendered to the Purchaser in the Offer all of the shares of Common Stock owned beneficially and/or of record by them, as well as any additional shares of Common Stock which they may acquire or own, beneficially or of record (pursuant to the exercise of Company Options or otherwise). Such shareholders also have agreed to vote, or cause to be voted, all of such shares of Common Stock, among other things, in favor of the approval of the Merger Agreement (and against any action, agreement or transaction that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, nullify, prevent, delay or adversely effect in any material respect, the consummation of the transactions contemplated by the Merger Agreement), to the extent any such shares have not been previously accepted for payment pursuant to the Offer, and have given the Parent an irrevocable proxy to vote each such shareholder’s shares of Common Stock to that effect. Additionally, each stockholder agreed the irrevocably and unconditionally waive any rights he or she may have as to appraisal, dissent or any similar or related matter with respect to such stockholder’s shares of Common Stock that may arise with respect to the Merger or any other related transaction, including under Section 262 of the DGCL. As of November 14, 2012, such shareholders beneficially held collectively 2,068,415 shares of Common Stock (including shares of Common Stock issuable upon the exercise of Company Options, but excluding 487,465 shares of Common Stock for which Peter Salas does not have the ability to vote or tender as a result of bankruptcy proceedings pending against the brokerage firm in which such shares are held), representing in the aggregate approximately 26% of the outstanding shares of Common Stock as of such date. By their terms, the Shareholder Agreements will automatically terminate and become void and of no further force and effect on the earliest of: (i) the Effective Time, (ii) the termination of the Shareholder Agreements by the Parent, and (iii) the termination of the Merger Agreement in accordance with its terms.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company’ Board of Directors

On October 31, 2012, after careful consideration and a thorough review of the Offer with its outside legal and financial advisors, the Company’s board of directors, at a meeting duly called and held, by unanimous vote of all directors present at the meeting:

•	determined that the Merger Agreement and the transaction contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and its shareholders;

•	approved and adopted the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL;

•	declared the advisability of the Merger and the Merger Agreement; and

•	resolved to recommend that the Company’s shareholders accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer; and adopt the Merger Agreement.

ACCORDINGLY, THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY

RECOMMENDS THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER

THEIR SHARES PURSUANT TO THE OFFER AND, IF REQUIRED BY THE DGCL,

VOTE THEIR SHARES TO APPROVE THE MERGER AGREEMENT.

Background to the Offer

During 2010, the Company’s board of directors continued to pursue the Company’s internal growth and development strategy that had developed over the preceding several years, which included establishing a global manufacturing and sales presence and obtaining a majority share of the markets in which it operates worldwide. The Company continued to expand its product lines, customer base and international presence, and the Company’s board of directors recognized that the Company’s international platform would be valuable in expanding the Company through acquisitions of related businesses. Although the Company had considered acquisitions in the past, in late 2010 the Company’s board of directors placed increased emphasis on the possibility of acquiring or combining with other companies having complementary capabilities, and in late 2010 and early 2011, the Company explored a potential combination with a privately held manufacturer of related products. These discussions were abandoned in early 2011 over concerns regarding control over the resulting entity and the ultimate value to the Company’s shareholders of the combination.

In late 2011, the Company’s board of directors continued to explore strategic alternatives for the Company to improve shareholder value, which not only included acquiring strategic targets, but also a potential sale of the company as a whole. This decision was based in part on the strategic assessment identified above, and in part on the Company’s outlook for both near-term and long-term economic performance resulting from those factors. In September 2011 the Company’s board of directors decided to engage a nationally recognized investment banker to assist the Company in reviewing its strategic alternatives.

In late 2011 and early 2012 the board of directors conducted an extensive interview process of several investment banking firms that could assist the Company in achieving its long-term objectives and in February 2012 engaged the investment banking firm Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) to act as the Company’s financial advisor and to identify potential buy-side targets for the Company in connection with the possibility of a strategic transaction.

From April through June of 2012, the Company’s management worked with representatives of Houlihan Lokey to identify potential target companies or lines of business with whom the Company could pursue a potential combination or acquisition. In connection therewith, on behalf of the Company, representatives of Houlihan Lokey contacted over a dozen target companies regarding acquiring them or certain of their strategic assets. Representatives of Houlihan Lokey assisted the Company in discussions with several of those potential targets. In addition, the Company also identified potential merger candidates with whom representatives of Houlihan Lokey assisted the Company in discussions.

On June 26, 2012, representatives of Houlihan Lokey presented to the Company’s board of directors initial results of Houlihan Lokey’s overtures to potential target companies. Representatives of Houlihan Lokey also informed the Company’s board of directors as to those companies that expressed an interest in acquiring the Company during Houlihan Lokey’s buy side inquiries. After evaluating the potential acquisition opportunities, and the impact those acquisitions could potentially have on shareholder value, the Company’s board of directors authorized the Company’s management to also work with Houlihan Lokey to conduct a targeted auction process to find the best potential strategic buyers for the Company.

During July of 2012, the Company’s management and representatives of Houlihan Lokey developed a prioritized list of potential acquirers of the Company based on such potential acquirers’ financial ability and perceived willingness to pursue growth strategies via an acquisition of the Company. On behalf of the Company, representatives of Houlihan Lokey contacted approximately fifteen of the most logical strategic parties. Representatives of Houlihan Lokey assisted the Company in discussions with potential merger partners and assisted the Company in the preparation of marketing materials to distribute to interested parties. Potential transaction partners were asked to submit a non-binding letter of intent to Houlihan Lokey by the week of August 6, 2012.

On July 18, 2012, members of the Parent’s management toured the Company’s facilities located in Oregon with members of the Company’s senior management.

On August 13, 2012 Parent provided Company a non-binding indicative offer of up to $14.67 per share. After discussion with representatives of Houlihan Lokey, Parent increased its offer to $15.00 per share on August 21, 2012.

On August 16 and 21, 2012, representatives of Houlihan Lokey presented to the Company’s board of directors for their review and evaluation, offers received from three prospective merger partners, including the Parent and a second offeror (the “Offeror”). The Company’s board of directors authorized an extended diligence period for both the Parent and the Offeror, who had submitted the two highest offers, in order to give them access to additional information about the Company, which both the Parent and the Offeror required to improve their initial offers.

On September 5 and 6, 2012, six executives from the Offeror met with the Company’s management for a diligence session, while the Parent’s executives met with the Company’s management for an extensive diligence session from September 8-11.

On September 10, 2012, the Company’s board of directors met to discuss with its financial and legal advisors the bid progression and the timing and schedule necessary to achieve closing before year end. The board of directors also discussed and considered the risks and benefits of asking potential buyers to provide more detailed comments on draft merger agreements and timing of closing as well as improved price and concluded to ask for those additional details.

On September 11, 2012, Parent’s Co-Chief Operating Officer toured the Company’s facility in China and conducted a detailed review of sales forecasts, budget methodologies and accounting systems with the Company’s management.

On September 17, 2012, the Parent submitted a draft merger agreement and updated bid to the Company for consideration. On September 18, 2012 the Company’s board of directors met with representatives of Houlihan Lokey and its legal advisors to review the merits, risks and opportunities associated with such offer, and the potential benefit to be created for the Company’s shareholders. Based on such review the Company’s board of directors decided to offer exclusivity to the Parent at $15.75 per share of Common Stock, which represented a 46% premium to the then current trading price of the of $10.80 per share of Common Stock and a 43% premium to the average trading price per share of Common Stock over the prior six months.

On October 3 and 4, 2012, senior members of the management of both the Company and the Parent met with representatives of Houlihan Lokey to discuss the Company’s financial results, sales forecasts and tax and pension issues.

On October 11, 2012, the Company’s management discussed engineering, quality and operational capabilities with the Parent’s management in a due diligence session.

On October 16 and 18, 2012 management of the Parent, including the President of Parent, toured the Company’s facilities in India and China with senior management of the Company.

Between October 1 and 30, the Parent and the Company, together with their legal and financial advisors, negotiated the Merger Agreement that set out the terms of the Offer and Merger, including representations, warranties, conditions and transaction protection measures.

On October 24, 2012, based on its due diligence review of the Company, the Parent lowered its proposed offer price to $15.15 per share of Common Stock. After learning of the Company’s board of directors’ negative reaction to such reduction, the Parent subsequently increased its offer price to $15.42 per share of Common Stock.

On October 29, 2012, the Company’s board of directors met to discuss the proposed terms of the Offer. At the meeting, representatives of Houlihan Lokey reviewed with the Company’s board of directors its financial analysis relating to the Offer, as more fully described below under the caption “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor.”

In connection with the proposed transactions, the Company’s board of directors, the Company executed amendments to the employment agreements of Patrick Cavanagh and Dennis Bunday in order to clarify the parties’ rights and obligations in regard to severance pay upon termination in connection with a change in control. Further, in order to encourage the Company’s executives to complete the proposed Offer, the Company entered letter agreements with both Patrick Cavanagh and Dennis Bunday, in which it agreed to pay Mr. Cavanagh a one-time cash bonus of $516,000 and Mr. Bunday a one-time cash bonus of $293,604.08 on the condition that the Offer is launched.

On October 31, 2012, the Company’s board of directors met again. During such meeting, Houlihan Lokey rendered to the Company’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated October 31, 2012, to the effect that, as of that date, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the consideration of $15.42 per share of Common Stock to be received by the holders of Common Stock in the Transaction was fair, from a financial point of view, to such holders. After consultations with its legal and financial advisors, and such other factors it considered relevant to the proposed transactions, approved the Offer, the Merger and the Merger Agreement. The Company and the Parent entered into the Merger Agreement on such date, setting the Offer Price at $15.42 per share of Common Stock. Subsequently, prior to the opening of the financial markets on November 1, 2012, the Company and the Parent issued a joint news release announcing the Merger Agreement and the Parents intention to make the Offer and Merger.

On the date hereof, the Parent is commencing its tender offer for all of the shares of Common Stock in accordance with the terms of the Merger Agreement.

Reasons for the Transaction and Recommendation of the Company’s Board of Directors

After evaluating the factors described below and consulting with its legal counsel and its financial advisor, the Company’s board of directors unanimously declared the Merger Agreement advisable and fair to and in the best interests of the Company and its shareholders and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Company’s board of directors unanimously recommends that the Company’s shareholders tender their shares to the Purchaser in the Offer.

Factors Considered by the Company’s Board of Directors

In connection with reaching the recommendation described above, the Company’s board of directors concluded that the Offer is fair to, and in the best interest of, the Company’s shareholders. The Company’s board of directors evaluated the Offer and the Merger in light of their knowledge of the Company’s business, financial condition and prospects and the advice of the Company’s legal and financial advisors. In view of the wide variety of factors considered in connection with their evaluation of the Offer and the Merger, the Company’s board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign numerical weights to the specific factors it considered in reaching its determination. In particular, in determining to recommend that shareholders tender their shares of Common Stock in the Offer, the Company’s board of directors considered a number of factors, including:

Company Operating and Financial Condition.

The Company’s board of directors took into account the Company’s current and historical financial condition and results of operations as well as the Company’s prospects and strategic objectives. In making this assessment the Company’s board of directors also considered the risks involved in achieving the Company’s plans and objectives, and the current and expected conditions in the general economy and in the industries in which the Company’s businesses operate.

Company Financial Forecasts.

The Company’s board of directors examined the forecasted financial data set forth in the forecasts described below under the heading “Financial Projections” and considered the discussion of management concerning them.

Financial Analysis and Opinion of Houlihan Lokey.

The Company’s board of directors took into account the financial analysis reviewed by Houlihan Lokey with the Company’s board of directors, and the oral opinion to the Company’s board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated October 31, 2012), with respect to the fairness, from a financial point of view, of the Consideration to be received by the holders of Common Stock in the Transaction as of October 31, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. See “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor.”

Significant Premium to Market Price.

The Company’s board of directors considered the relationship of the Offer Price to the historical and projected market prices of the shares of Common Stock. The Offer Price of $15.42 per share of Common Stock represents a significant premium over the market prices at which the Common Stock had previously traded, including a premium of approximately:

•	41% over the closing price per share of Common Stock on October 30, 2012, the last trading day prior to the date on which the Company’s board of directors met to approve the Offer and the Merger;

•	47% over the average closing price of the Common Stock for the 30-day period prior to October 30, 2012;

•	43% over the average closing price of the Common Stock for the 90-day period prior to October 30, 2012; and

•	40% over the highest closing price of the Common Stock during the 30-day period prior to October 30, 2012.

Certainty of Value

The fact that the Offer Price to be received by the Company’s stockholders in the Offer will consist entirely of cash will provide liquidity and certainty of value to the Company’s stockholders.

Comprehensive Review of Strategic Alternatives.

The Company’s board of directors, in consultation with its financial and legal advisors, conducted a comprehensive evaluation of the Company and considered the potential strategic alternatives, including acquiring another business entity to complement its current operations or remaining as an independent company and continuing to develop its industrial controls business and to pursue and, as necessary, to refine and adopt, its previously announced business strategy. Additionally, in coordination with the Company’s management, Houlihan Lokey conducted an extensive financial and strategic review of potential target companies with which the Company could pursue a combination or acquisition transaction. The Company’s board of directors discussed with its financial and legal advisors, the potential benefits to the Company’s stockholders of these alternatives, taking into account business, competitive, industry and market risks, and after carefully considering each of these alternatives, the Company’s board of directors determined that a sale of the Company to the Parent on the terms proposed was the best alternative for creating greater value for the Company’s shareholders.

Ability to Accept a Superior Transaction

The Company’s board of directors also noted that the Merger Agreement contains a “fiduciary out” provision that will allow other bidders to make a superior offer subject to a reasonable termination fee if such superior proposal is accepted. In accordance with the terms and conditions of the Merger Agreement, the Company has the ability to consider and respond to, under certain circumstances specified in the Merger Agreement, a bona fide written proposal for an acquisition transaction from a third party, if such acquisition proposal represents terms that would result in a transaction that is more favorable from a financial point of view to the Company’s stockholders. In such circumstances, the Company’s board of directors has the right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to such a superior proposal, upon payment of a termination fee of $4.17 million (approximately 3.5% of the equity value of the transaction), which is within the customary range of termination fees payable in similar transactions. The Company’s board has determined that this termination fee was reasonable under the circumstances and should not preclude a higher bid or deter any bidder interested in paying a materially higher price than the Offer Price, thus ensuring that the Company’s shareholders receive the highest possible value for their shares of Common Stock.

Timing of Completion of the Offer.

The Company’s board of directors considered the expected timing of consummation of the Offer, and in particular the fact that the transaction is structured as a cash tender offer, which can be completed (and the Offer Price can be delivered to the Company’s shareholders) on a relatively prompt basis. Consequently, this transaction structure should minimize the period of uncertainty for the Company’s shareholders during the pendency of the contemplated transactions.

Additionally, we currently anticipate that the Transaction will be completed in the fourth quarter of 2012. Absent Congressional action, U.S. federal tax rates are scheduled to increase on January 1, 2013. The scheduled rate increase applies both to ordinary income and to long-term capital gain. In addition, beginning January 1, 2013, an additional 3.8 percent tax will be imposed on net investment income in excess of a threshold amount. The current, lower, U.S. federal income tax rates will apply to any gain recognized during 2012.

Limited Conditions to Consummation of the Offer

The Company’s board of directors considered that the obligation of the Parent to consummate the Offer is subject to a limited number of conditions, with no financing contingency. The Parent and the Purchaser have represented that they have sufficient funds available to consummate the Offer and to pay for the acquisition of all shares of Common Stock tendered pursuant to the Offer and required to be paid in connection with the Merger and other related transactions.

Ability to Complete a Second Step Merger

The Company’s board of directors noted that Merger Agreement requires the Purchaser, if it acquires a majority of the fully-diluted outstanding shares of Common Stock in the Offer, to consummate a second-step Merger in which the Company’s stockholders who do not tender their shares of Common Stock in the Offer will receive cash consideration equal to the Offer Price (the “Merger Consideration”; the Merger Consideration, together with the Offer Price, the “Consideration”). Specifically, in accordance with the terms of the Merger Agreement, if the number of shares of Common Stock that are tendered in the Offer is more than the majority of outstanding shares of Common Stock, but less than 90% of the number of outstanding shares of Common Stock, the Purchaser will exercise its irrevocable right to purchase additional number of shares of Common Stock sufficient to cause the Purchaser to own 90% of the shares of Common Stock outstanding after the Offer (the “Top Up Option”), which would permit the Purchaser to close the Merger (as a short-form merger under DCGL) more quickly than alternative structures.

Dissenters’ Rights

The Company’s board of directors considered the fact that shareholders who do not tender their shares of Common Stock in the Offer will have the right to demand appraisal of the estimated “fair value” of their shares of Common Stock in accordance statutory appraisal rights under the DGCL.

Additional Factors

In addition to the foregoing, the Company’s board of directors considered the financial strength of the Parent, and the Parent’s business and corporate culture and reputation, as those factors work in favor of the Company’s employees, customers and communities.

The foregoing discussion of the information and factors considered by the Company’s board of directors is not intended to be exhaustive but is believed to include all material factors considered by the Company’s board of directors.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially by them pursuant to the Offer (other than shares of Common Stock as to which such holder does not have discretionary authority, shares of Common Stock which may be retained in order to facilitate estate and tax planning dispositions and shares of Common Stock underlying the Company Options) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. In total the Company’s directors and executive officers beneficially hold 2,068,415 shares of Common Stock, which represents approximately 26% of the Company’s outstanding shares of Common Stock.

Opinion of the Company’s Financial Advisor

On October 31, 2012, Houlihan Lokey rendered an oral opinion to the Company’s board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated October 31, 2012), to the effect that, as of October 31, 2012, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the Consideration to be received by the holders of Common Stock in the Transaction was fair, from a financial point of view, to the holders of Common Stock.

Houlihan Lokey’s opinion was directed to the Company’s board of directors and only addressed the fairness from a financial point of view of the Consideration to be received by the holders of Common Stock in the Transaction and does not address any other aspect or implication of the Transaction. The summary of Houlihan Lokey’s opinion in this Statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex A to this Statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this Statement are intended to be, and do not constitute advice or a recommendation to the Company’s board of directors or any shareholder as to whether such shareholder should tender shares of Common Stock in the tender offer or how to act with respect to the Transaction or related matters.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed a draft of the Merger Agreement;

•	reviewed certain publicly available business and financial information relating to the Company that Houlihan Lokey deemed to be relevant;

•

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Houlihan Lokey by the Company, including financial projections prepared by the management of the Company relating to the Company for the fiscal years ending 2013 through 2015;

•

spoke with certain members of the management of the Company and certain of their representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

•	compared the financial and operating performance of the Company with that of other public companies that Houlihan Lokey deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•

reviewed the current and historical market prices and trading volume for Common Stock, and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of the Company advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Merger Agreement and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Merger Agreement and other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction, the Company or any expected benefits of the Transaction that would be material to Houlihan Lokey’s analyses or its opinion. Houlihan Lokey also relied upon and assumed, without independent verification, at the direction of the Company, that any adjustments to the Consideration pursuant to the Merger Agreement will not be material to Houlihan Lokey’s analyses or its opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any respect from the draft of the Merger Agreement.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information the Company made available to Houlihan Lokey as of October 31, 2012. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after October 31, 2012.

Houlihan Lokey’s opinion was furnished for the use of the Company’s board of directors (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Company’s board of directors, the Company, any security holder or any other party as to how to act or make any election with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, Parent, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or Parent, or to any other party, except if and only to the extent expressly set forth in the last sentence of the opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, Parent or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s, Parent’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s, Parent’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Company, on the assessments by the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, Parent and the Transaction or otherwise.

In preparing its opinion to the Company’s board of directors, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company and on the industry generally, industry growth and the absence of any material change in the financial condition and prospects of the Company or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the proposed the Transaction and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in the Company’s analyses and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was provided to the Company’s board of directors in connection with its evaluation of the proposed Transaction and was only one of many factors considered by the Company’s board of directors in evaluating the proposed Transaction. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Consideration or of the views of the Company’s board of directors or management with respect to the Transaction or the Consideration. The type and amount of consideration payable in the Transaction were determined through negotiation between the Company and Parent, and the decision to enter into the merger was solely that of the Company’s board of directors.

The following is a summary of the material analyses reviewed by Houlihan Lokey with the Company’s board of directors in connection with Houlihan Lokey’s opinion rendered on October 31, 2012. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•

Enterprise Value calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), as of a specified date.

•	Earnings before interest, taxes, depreciation and amortization, or EBITDA.

•	Earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring items, or Adjusted EBITDA.

Unless the context indicates otherwise, enterprise values derived from the selected companies analysis described below were calculated using (i) the closing price of Common Stock and the common stock of the selected companies listed below as of October 26, 2012, (ii) net debt amounts for the Company estimated by Company management as of September 30, 2012, and for each of the selected companies listed below, as indicated in public filings available as of October 26, 2012; transaction values for the target companies derived from the selected transactions analysis listed below were calculated as of the public announcement date of the relevant transaction based on the estimated purchase prices paid in the selected transactions. Accordingly, this information may not reflect current or future market conditions. The calculations of Adjusted EBITDA for the latest twelve months for which financial information has been made public (“LTM”) for the Company was for the twelve months ended September 30, 2012 and, for each of the selected companies listed below, were based on publicly available information as of October 26, 2012. Estimates of Adjusted EBITDA for the next fiscal year for which financial information has not been made public (“NFY”) of the Company were based on estimates provided by Company management and were for the fiscal year ending September 30, 2013. Unless the context indicates otherwise, estimates of NFY Adjusted EBITDA for each of the selected companies listed below were based on certain publicly available consensus research analyst estimates for those companies for their respective fiscal years ending in 2013.

Selected Companies Analysis. Houlihan Lokey calculated certain multiples of enterprise value based on certain financial data for the Company and certain selected companies. The calculated multiples included (i) enterprise value as a multiple of LTM Adjusted EBITDA, and (ii) enterprise value as a multiple of estimated NFY Adjusted EBITDA. The list of selected companies is set forth below.

•	Sauer-Danfoss Inc.

•	Measurement Specialties Inc.[1]

•	MTS Systems Corp.

•	Stoneridge Inc.

•	CTS Corporation

•	WABCO Holdings Inc.

•	Accuride Corp.

•	Kongsberg Automotive Holding AS

•	Carraro SpA

•	Commercial Vehicle Group Inc.

[1]	NFY Adjusted EBITDA based on certain publicly available consensus research analyst estimates for the fiscal year ending March 31, 2014.

The related low, high, mean and median multiples for such selected companies were as follows:

Enterprise Value as a Multiple of:
	LTM Adjusted EBITDA	NFY Adjusted EBITDA
Low	4.8x	4.4x
High	11.1x	7.4x
Mean	7.1x	5.6x
Median	7.5x	5.1x

From this data, Houlihan Lokey selected implied enterprise value reference ranges for the Company using LTM Adjusted EBITDA multiples of 7.5x to 8.5x and NFY Adjusted EBITDA multiples of 6.0x to 7.0x. Houlihan Lokey then adjusted these ranges to reflect net debt outstanding and common shares outstanding, each as of September 30, 2012 (the most recent date for which such information was available), to arrive at a per share implied equity reference range. This analysis indicated the following implied per share reference range for the Company, as compared to the proposed Consideration:

Implied Per Share Equity Reference Range for the Company based on LTM Adjusted EBITDA:	Implied Per Share Equity Reference Range for the Company based on NFY Adjusted EBITDA:	Consideration
$9.48 – $10.73	$10.82 – $12.61	$15.42

Selected Transactions Analysis. Houlihan Lokey calculated certain multiples of enterprise value based on the estimated purchase prices paid in the following selected publicly announced transactions between 2010 to October 31, 2012. The calculated multiples included transaction value as a multiple of LTM Adjusted EBITDA. The list of selected transactions is set forth below.

Announcement Date	Acquiror	Target
06/11/2012	Mercury Computer Systems Inc.	Micronetics Inc.
05/29/2012	Teledyne Technologies	LeCroy Corp
04/17/2012	DTS Inc.	SRS Labs Inc.[1]
03/26/2012	Peak Merger Corp.	Comverge Inc.
03/19/2012	Insight Equity Holdings LLC	Flanders Corp.
03/13/2012	TBC Corp.	Midas Inc.
01/24/2012	Robert Bosch GmbH	SPX Service Solutions
11/29/2011	TE Connectivity Ltd.	Deutsch Engineered Connecting Devices, Inc.
11/07/2011	General Dynamics Corp.	Force Protection Inc.
10/11/2011	Murata Electronics Europe B.V.	VTI Technologies Oy2
04/04/2011	Ducommun Inc.	LaBarge Inc.
03/28/2011	API Technologies Corp.	Spectrum Control Inc.
03/03/2011	Sentinel Acq Hldg Corp.	Global Defense Tech & Sys Inc.[2]
02/28/2011	Amerigon Europe GmbH	WET Automotive Systems AG
02/07/2011	Kratos Defense & Security Solutions	Herley Industries Inc.
01/18/2011	Vector Capital Corp.	RAE Systems Inc.
03/01/2010	Autoliv, Inc.	Norma AS

[1]	The transaction value as a multiple of LTM Adjusted EBITDA did not produce a meaningful figure for this transaction.
[2]	EBITDA data for this transaction was not available.

This analysis indicated the following low, high, mean and median multiples for the selected transactions:

Transaction Value as a Multiple of LTM Adjusted EBITDA
Low	6.8x
High	17.7x
Mean	9.7x
Median	8.9x

From this data, Houlihan Lokey selected implied transaction values reference ranges for the Company using LTM Adjusted EBITDA multiples of 8.5x to 10.0x. Houlihan Lokey then adjusted these ranges to reflect net debt outstanding and common shares outstanding, each as of September 30, 2012 (the most recent date for which such information was available) to arrive at a per share implied equity reference range. This analysis indicated the following per share reference for the Company, as compared to the proposed per share Consideration.

Implied Per Share Equity Reference Range for the Company based on Adjusted EBITDA	Consideration
$10.73 – $12.61	$15.42

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the unlevered, after-tax free cash flows that the Company was forecasted to generate through September 30, 2015 based on internal estimates provided by the Company’s management. Houlihan Lokey calculated terminal values for the Company by applying a range of terminal value multiples of 6.5x to 7.5x to the Company’s fiscal year 2015 estimated EBITDA. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 11.5% to 13.5%. Houlihan Lokey then adjusted these ranges to reflect net debt outstanding and common shares outstanding, each as of September 30, 2012 (the most recent date for which such information was available), to arrive at a per share implied equity reference range. The discounted cash flow analysis indicated the following implied per share reference range for the Company, as compared to the proposed Consideration:

Implied Per Share Equity Reference Range for the Company	Consideration
$13.75 – $16.16	$15.42

Other Factors

Historical Trading Ratio Analysis. Houlihan Lokey reviewed certain historical stock price information based on the average closing stock price of Common Stock over certain periods during the one year period ended October 29, 2012. This review indicated the following implied premium of Consideration over the average closing stock price of the Company’s Common Stock:

Trading Period Prior to October 29, 2012	Common Stock Closing Stock Price	Implied Premium of Per Share Consideration over Average Closing Price of Common Stock
1 day	$10.99	40.3%
5 days	$10.85	42.1%
10 days	$10.68	44.4%
1 month	$10.61	45.4%
3 month	$10.76	43.3%
6 months	$11.03	39.8%
1 year	$11.05	39.6%

Premiums Paid Analysis. Additionally, Houlihan Lokey reviewed implied premiums paid in the following selected transactions involving public target companies between 2010 and October 31, 2012 for each of one trading day, five trading days and one calendar month prior to the announcement of the applicable transaction. The list of selected transactions is set forth below.

Announcement Date	Acquiror	Target
06/11/2012	Mercury Computer Systems Inc.	Micronetics Inc.
05/29/2012	Teledyne Technologies	LeCroy Corp
04/17/2012	DTS Inc.	SRS Labs Inc.
03/26/2012	Peak Merger Corp.	Comverge Inc.
03/19/2012	Insight Equity Holdings LLC	Flanders Corp.
03/13/2012	TBC Corp.	Midas Inc.
11/07/2011	General Dynamics Corp.	Force Protection Inc.
04/04/2011	Ducommun Inc.	LaBarge Inc.
03/28/2011	API Technologies Corp.	Spectrum Control Inc.
03/03/2011	Sentinel Acq Hldg Corp.	Global Defense Tech & Sys Inc.
02/28/2011	Amerigon Europe GmbH	WET Automotive Systems AG
02/07/2011	Kratos Defense & Security Solutions	Herley Industries Inc.[1]
01/18/2011	Vector Capital Corp.	RAE Systems Inc.
03/01/2010	Autoliv, Inc.	Norma AS

[1]	The implied premium paid one trading day prior to the announcement of this transaction did not produce a meaningful figure.

This analysis indicated the following low, high, mean and median premiums for the selected transactions:

	Implied Premiums Paid
	1 Trading Day	5 Trading Days	1 Calendar Month
Low	(6.9)%	1.7%	11.8%
High	97.6%	92.7%	91.2%
Mean	38.0%	38.4%	38.2%
Median	35.5%	38.2%	39.0%

Houlihan Lokey noted these implied premiums as compared to the corresponding implied premiums of the Offer Price to (i) the closing price of Common Stock one trading day prior to announcement of the Transaction, (ii) the average closing stock price of Common Stock over the five trading days prior to announcement of the Transaction, and (iii) the average closing stock price of Common Stock over the one calendar month prior to announcement of the Transaction, of 40.3%, 42.1% and 45.4%, respectively.

Other Matters

Houlihan Lokey was engaged by the Company to act as its financial advisor in connection with reviewing strategic alternatives and providing financial advisory services relating to the Transaction, including an opinion to the Company’s board of directors regarding the fairness from a financial point of view of the Consideration to be received by the holders of Common Stock in the Transaction. We engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement letter with the Company, Houlihan Lokey has received $100,000, and is entitled to receive an additional $300,000, for its services to-date, a portion of which became payable periodically following the execution of Houlihan Lokey’s engagement letter and the balance of which became payable in connection with the rendering of its opinion, regardless of the conclusion reached therein, and none of which was contingent upon the successful completion of any portion or aspect of the transactions contemplated by the Merger Agreement. In addition, Houlihan Lokey will be entitled to an additional fee based on the ultimate transaction value of the Transaction, which fee was estimated at the signing of the Merger Agreement to be approximately $2,900,000, payable upon consummation of the Merger. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which Houlihan Lokey’s employees may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey has in the past provided investment banking services to Parent, for which Houlihan Lokey has received, and may receive, compensation. Houlihan Lokey may provide investment banking, financial advisory and other financial services to Parent, other participants in the Transaction or certain of their respective affiliates in the future, for which Houlihan Lokey may receive compensation. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, other participants in the Transaction or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Use of Financial Projections

The management of the Company provided Houlihan Lokey with certain non-public business and financial information about the Company in connection with the preparation of its fairness opinion and related financial analyses. The information provided to Houlihan Lokey included financial projections for the periods from the fiscal year 2013 through fiscal year 2015. These same projections were provided to the Parent in connection with the Parent’s due diligence review.

The Company’s management projections are summarized below:

	Years Ending September
Dollars in Millions	2013 E	2014 E	2015 E
Sales Revenue	79.0	87.3	97.7
Cost of Sales	(54.2)	(60.4)	(67.5)

Gross Profit	$24.8	$26.9	$30.2

Engineering & Design	(5.0)	(5.1)	(5.2)
SG&A	(9.1)	(9.4)	(9.6)

Operating Income	$10.7	$12.4	$15.5
Net Income	$7.0	$8.1	$10.1

EBITDA(1)	13.6	15.4	18.5
Total Adjustments	1.9	1.9	1.9

Adjusted EBIDTA(1)	15.5	17.3	20.3

Fully Diluted Shares of Common Stock Outstanding	7.503	7.503	7.503
Diluted EPS	$0.93	$1.08	$1.34

Capital Expenditures	(2.5)	(2.5)	(2.5)
Net Working Capital	$9.5	$10.3	$11.6

(1)

Estimates of Adjusted EBITDA and EBITDA used by Houlihan Lokey and described above under the caption “The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” correspond to EBITDA. Adjusted EBITDA reflects the add back of estimated public company expenses to the Company’s EBITDA.

In connection with its review of strategic alternatives, management elected to include EBITDA and Adjusted EBITDA in its projections provided to Houlihan Lokey and the Parent because management believed that these are among the primary metrics that would be used by prospective buyers to evaluate pricing in a potential acquisition. Since an acquirer will have their own tax rate and financing structure, distinct from the Company’s current tax rate and financing structure, by removing income tax and interest expense from net income, EBITDA provides potential buyers with a good indicator of the potential post-acquisition earnings of the Company. Additionally, Adjusted EBITDA removes the impact of costs associated with public company reporting requirements, including legal, accounting and filing fees, which would not be recurring upon the acquisition of the Company. However, these metrics are non-GAAP financial measures that are subject to significant limitations as analytical tools, and readers should not consider them in isolation or as a substitute for GAAP financial measures. Among other limitations, in considering EBITDA in connection with the preceding projections, readers should understand that interest expense and the cash required to service interest or principal payments on existing indebtedness or indebtedness that the Company may incur in the future may have a significant impact on the Company’s future net income and cash flows and that future tax payments may represent a significant use of the Company’s cash and may significantly affect the Company’s future net income. You should not unduly rely on EBITDA in evaluating the preceding projections, and should consider EBITDA only after considering the potential impact of, and variance in, interest expense and tax payments going forward.

The following table presents a reconciliation of EBITDA to net income, which management believes represents the most comparable GAAP measure. This table also presents a reconciliation of Adjusted EBITDA to net income. Readers also should note that, as with all other information presented in this section, the information presented in this table reflects forward-looking, rather than historical, information.

	Fiscal Year Ending September
	(dollars in millions)
	2013P	2014P	2015P
Reconciliation of EBITDA to Net Income
EBITDA	$13.6	$15.4	$18.5
Less:
Depreciation & Amortization	2.9	3.0	3.0
Interest Expense (Income)	—	—	—
Income Taxes	3.7	4.3	5.4

Net Income	$7.0	$8.1	$10.1
Reconciliation of Adjusted EBITDA to Net Income
Adjusted EBITDA	$15.5	$17.3	$20.3
Less:
Public Company Reporting Costs(1)	1.9	1.9	1.9
Depreciation & Amortization	2.9	3.0	3.0
Interest Expense (Income)	—	—	—
Income Taxes	3.7	4.3	5.4

Net Income	$7.0	$8.1	$10.1

(1)	Includes accounting, legal and other professional fees as well as additional employee costs and filing fees.

The Company’s non-public business and financial information and projections that the Company provided to Houlihan Lokey or the Parent during the course of Houlihan Lokey’s or the Parent’s due diligence investigation were provided solely in connection with such investigation and not expressly for inclusion or incorporation by reference in any Offer Documents. There is no assurance that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

The Company does not as a matter of course make public any projections as to future performance or earnings, other than occasional limited guidance for periods no longer than one year, and the projections set forth above are included in this Schedule 14D-9 only because this information was provided to the Parent and Houlihan Lokey. The projections set forth above were provided to Houlihan Lokey and was the information upon which Houlihan Lokey, with the Company’s consent, relied and performed its financial analysis of the Company for the purpose of delivering its fairness opinion, as noted above. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Securities and Exchange Commission (the “SEC”) or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. The Company’s internal financial forecasts, upon which the projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of the Company and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

The Company expects that there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the important factors listed under “Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended September 30, 2011, and in the corresponding item of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in these reports and in any other filings with the SEC.

The inclusion of the above projections should not be regarded as an indication that any of the Company, Houlihan Lokey, Parent or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. However, these projections are the projections that the Company’s management informed Houlihan Lokey is the case that the Company’s management believes reflect best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and accordingly, upon which, with the Company’s consent, Houlihan Lokey relied and performed its financial analysis of the Company.

None of the Company, Houlihan Lokey, the Parent or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

The Company’s shareholders are cautioned not to place undue reliance on the projections included in this Statement.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Houlihan Lokey by the Company in Item 4 (“The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor”) is hereby incorporated by reference in this Item 5.

Except as described above, neither the Company nor any other person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the Company’s shareholders on its behalf in connection with the Offer or the other transactions contemplated by the Merger Agreement.

Item 6. Interest in Securities of the Subject Company.

On September 18, 2012, the Company awarded restricted shares of Common Stock to the following executive officers as recognition of their services to the Company during the 2012 fiscal year:

Name	Number of Unvested Restricted Shares
Patrick Cavanagh	12,000
Dennis Bunday	8,000
Mark Koenen	4,000
Kenneth Hendrickson	3,000

The preceding shares of restricted Common Stock were issued in accordance with the terms of the 2010 Restated Stock Option Plan, vest at the rate of 25% per year, and were valued at $10.75 per share upon issuance.

Except for the issuance of shares of restricted common stock as described above, as of November 14, 2012, no other transaction in shares of Common Stock has been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the. No options or to purchase shares or other equity awards were issued under the Company’s 2010 Restated Formula Stock Option Plan for Non-Employee Directors and the Company’s 2010 Restated Stock Option Plan over that time period (other than as described above in the Item 6.)

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

•	a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

An Information Statement will be furnished to the Company’s shareholders pursuant to Section 14(f) under the Securities Exchange Act of 1934 as amended, and Rule 14f-1 thereunder, in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company’s board of director, other than at a meeting of Company’s shareholders as described in Item 3 above.

Top-Up Option

Subject to the terms and conditions of the Merger Agreement, the Company has granted Purchaser an irrevocable right to purchase from the Company, for a purchase price per share of Common Stock, up to a number of newly issued, fully paid and nonassessable shares of Common Stock that, when added to the number of shares of Common Stock directly or indirectly owned by the Parent and its subsidiaries at the time of the closing of the Offer, shall constitute 90% (determined on a fully diluted basis) of the shares of Common Stock outstanding immediately after the issuance of the shares if Common Stock issued in connection with the Top-Up Option. As consideration for the sale to the Purchaser of the shares of Common Stock issued in connection with the Top-Up Option, the Purchaser will either pay for such shares of Common Stock in cash, or execute and deliver an unsecured, non-negotiable and non-transferable promissory note, bearing simple interest of 5% per annum and due on the first anniversary of issuance. This promissory note shall be full recourse to the Parent and the Purchaser and may be prepaid in whole or in part, at any time without premium or penalty. The Top-Up Option may be exercised at or after the time Purchaser accepts for payment, at least a majority of the shares of Common Stock outstanding on a fully diluted basis pursuant to the Offer and prior to the Effective Time. The Top-Up Option may not be exercised to the extent the number of shares issuable upon exercise of the Top-Up Option would require the Company to obtain stockholder approval pursuant to NYSE rule 312.03(c). Additionally, the Top-Up Option may not be exercised to the extent the number of shares of Common Stock issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued shares of Common Stock, taking into account the shares of Common Stock held in treasury by the Company, the shares of Common Stock the Company has reserved for issuance under the Company Stock Plans, the shares of Common

28

Stock the Company is committed to issue in connection with unexercised Company Options and other obligations to issue additional shares of Common Stock. As of November 14, 2012, there were 4,068,181 shares of Common Stock available, or approximately 50.2% of total number of shares of Common Stock outstanding on a fully diluted basis, that may be issued pursuant to the Top-Up Option. Accordingly, the Company would require that at least 84.6% of the total outstanding shares of Common Stock be tendered and accepted for payment by the Purchaser in the Offer in order for the Purchaser to own 90% of the total outstanding shares of Common Stock.

The Top-Up is intended to expedite the timing of the completion of the Merger by permitting Parent and the Purchaser to effect a “short-form” merger pursuant to Section 253 of the DGCL at a time when the approval of the Merger at a meeting of the stockholders of the Company would otherwise be assured because of the Purchaser’s ownership of a majority of the shares of Common Stock following completion of the Offer.

Vote Required to Approve the Merger and Short-Form Merger Statute

The Company’s board of directors has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by the Company of shares of Common Stock upon the exercise by Purchaser of the Top-Up Option, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect a short-form merger under the DGCL, which means that the Purchaser may effect the Merger without any further action by or vote of the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, fewer than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock on the record date of the Company’s stockholder meeting to approve the Merger Agreement will be required under the Company’s Amended and Restated Certificate of Incorporation and the DGCL to consummate the Merger. If the Purchaser accepts shares of Common Stock for payment pursuant to the Offer, the Parent will hold a sufficient number of Shares to ensure any requisite approval of the Merger Agreement by the Company’s stockholders under the Company’s Amended and Restated Certificate of Incorporation and the DGCL to consummate the Merger.

State Takeover Laws

The Company is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving the Company. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation such as the Company from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the proposed Merger) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the Company’s board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the Company’s voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the Company’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. Neither the Company’s Certificate of Incorporation nor Bylaws exclude the Company from the coverage of Section 203 of the DGCL.

The provisions of Section 203 of the DGCL have been satisfied by the approval of the Offer by the Company’s board of directors.

Federal Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to the Purchaser’s acquisition of the Common Stock in the Offer. The required notification under the HSR Act was submitted by the parties on November 14, 2012.

Under the HSR Act, the purchase of the Common Stock in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by the Parent of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. Since the required waiting period commences with respect to the Offer and the proposed Merger on the date of the filing of the required information and documentary material by the Parent, the Company cannot predict when such waiting period will begin or end. However, if before the end of the 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from the Parent, the waiting period with respect to the Offer and the proposed Merger may be extended for an additional period of not more than ten calendar days following the date on which the FTC or the Antitrust Division receives notice of the Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

At any time before or after the purchase of the Common Stock by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Company Common Stock in the Offer and the proposed Merger, the divestiture of the Company Common Stock purchased in the Offer or the divestiture of substantial assets of Purchaser, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their shares in accordance with Section 262 of the DGCL. Any such judicial determination of the fair value of such shares could be based upon considerations other than or in addition to the Offer Price and the market value of the shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Parent could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such shares is less than the Offer Price.

When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merger corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation.

In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

In the event that any holder of shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the shares of such stockholder will be converted into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights, and consult with their legal and financial advisors.

The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company’s stockholders is held to approve the Merger, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the meeting to approve the Merger that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the Surviving Corporation will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER THEIR SHARES OF COMMON STOCK TO THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE

Delaware Law

The proposed Merger would need to comply with certain procedural requirements of the DGCL; however, if a majority of the total number of outstanding shares of Common Stock (on a fully diluted basis) are tendered in the Offer, the Purchaser and its affiliates may be able to consummate a short-form merger that would avoid the application of certain substantive and procedural protections generally available to stockholders of a Delaware corporation. Outside the context of a short-form merger, Delaware courts have generally held that a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders.

Cautionary Statement Regarding Forward-Looking Information

Information both included and incorporated by reference in this Statement may contain “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The Company’s shareholders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and Merger, uncertainties as to how many of the Company’s shareholders will tender their stock in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule TO filed by Purchaser and Parent. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Material to be Filed as Exhibits.

Exhibit	Item

(a)(1)	Offer to Purchase dated November 15, 2012 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of the Parent and Purchaser filed on November 15, 2012).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of the Parent and Purchaser filed on November 15, 2012).

(a)(3)	Form of Notice of Guarantee Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of the Parent and Purchaser filed on November 15, 2012).

(a)(4)	Form of Letter to Brokers, Dealer, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of the Parent and Purchaser filed on November 15, 2012).

(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of the Parent and Purchaser filed on November 15, 2012).

(a)(6)	Form of Summary Advertisement, published November 15, 2012 in The New York Times (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO of the Parent and Purchaser filed on November 15, 2012).

(a)(7)	Opinion of Houlihan Lokey dated October 31, 2012 (attached hereto as Annex A).

(a)(8)	Letter to the Company’s Industry Stakeholders, dated November 1, 2012 (attached hereto as Annex B).

(a)(9)	Joint Press Release by the Parent and the Company dated November 1, 2012 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K of the Company filed on November 2, 2012).

(e)(1)	Merger Agreement dated October 31, 2012 between the Company, the Parent and the Purchaser (incorporated herein by reference to Exhibit 2.1 to the Form 8-K of the Company filed on November 2, 2012).

(e)(2)	First Amendment to Executive Employment Agreement between the Company and Dennis E. Bunday dated October 29, 2012 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K of the Company filed on November 2, 2012).

(e)(3)	First Amendment to Executive Employment Agreement between the Company and Patrick W. Cavanagh dated October 30, 2012 (incorporated herein by reference to Exhibit 10.2 to the Form 8-K of the Company filed on November 2, 2012).

(e)(4)	Employment Agreement between the Company and Mark Koenan dated March 8, 2007 (incorporated herein by reference to Exhibit 10.15 to the Company’s Annual Report on Form 10-K, date of report December 14, 2007).

(e)(5)	Employment Agreement between the Company and Ken Hendrickson dated April 2, 2011, 2007 (incorporated herein by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K, date of report December 20, 2011)

(e)(6)	Letter Agreement between the Company and Dennis E. Bunday dated October 30, 2012 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K of the Company filed on November 2, 2012).

(e)(7)	Letter Agreement between the Company and Patrick W. Cavanagh dated October 30, 2012 (incorporated herein by reference to Exhibit 10.2 to the Form 8-K of the Company filed on November 2, 2012).

(e)(8)	2010 Restated Stock Option Plan (incorporated herein by reference to Appendix B to the Company’s Proxy Statement on Schedule 14A filed January 19, 2010).

(e)(9)	2010 Restated Formula Stock Option Plan for Non-Employee Directors (incorporated herein by reference to Appendix A to the Company’s Proxy Statement on Schedule 14A filed January 19, 2010).

(e)(10)	Confidentiality Agreement dated as of July 5, 2012, by and between the Company and the Parent.

(g)	None

Annex A	Opinion of Houlihan Lokey dated October 31, 2012

Annex B	Letter to the Company’s Industry Stakeholders, dated November 1, 2012

[Signature Page Follows]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Solicitation/Recommendation Statement is true, complete and correct.

Date: November 15, 2012

WILLIAMS CONTROLS, INC.

/s/ Dennis E. Bunday
Name: Dennis E. Bunday
Title: Chief Financial Officer

ANNEX A

Opinion of Houlihan Lokey

dated

October 31, 2012

(attached)

October 31, 2012

Williams Controls, Inc.

14100 SW 72nd Avenue

Portland, OR 97224

Attn: Board of Directors

Dear Board of Directors:

We understand that Curtiss-Wright Controls, Inc. (the “Acquiror”), Columbia Acquisition Sub, Inc., a wholly-owned subsidiary of the Acquiror (“Sub”), and Williams Controls, Inc. (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, (a) Sub will commence a tender offer to purchase all the outstanding shares of common stock, par value $0.01 per share (“Company Common Stock” and, such tender offer, the “Offer”), at a price of $15.42 per share, without interest, net to the seller in cash (the “Offer Price”), and (b) following the consummation of the Offer, Sub will merge with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) and that, in connection with the Merger, each issued share of Company Common Stock outstanding immediately prior to the effective time of the Merger will be cancelled and converted into the right to receive the Offer Price, without interest (the “Merger Consideration” and, together with the Offer Price, the “Consideration”).

The Board of Directors of the Company (the “Board”) has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair to such holders from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed the draft labeled “Execution Version” of the Agreement and Plan of Merger, dated as of October 31, 2012, by and among the Acquiror, Sub and the Company (the “Agreement”);

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections prepared by the management of the Company relating to the Company for the fiscal years ending 2013 through 2015;

4.	spoken with certain members of the management of the Company and certain of their representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

245 Park Avenue — New York, New York 10167-0001 — Tel 212.497.4100 — Fax 212.661.3070 — www.HL.com

Broker/dealer services through Houlihan Lokey Howard & Zukin Capital. Investment advisory services through Houlihan Lokey Howard & Zukin Financial Advisors.

Williams Controls, Inc.

7.	reviewed the current and historical market prices and trading volume for Company Common Stock, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction, the Company or any expected benefits of the Transaction that would be material to our analyses or this Opinion. We have also relied upon and assumed, without independent verification, at the direction of the Company, that any adjustments to the Consideration pursuant to the Agreement will not be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

Williams Controls, Inc.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, the Company, any security holder or any other party as to how to act or make any election with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey has in the past provided investment banking services to the Acquiror, for which Houlihan Lokey has received, and may receive, compensation. Houlihan Lokey may provide investment banking, financial advisory and other financial services to the Acquiror, other participants in the Transaction or certain of their respective affiliates in the future, for which Houlihan Lokey may receive compensation. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, other participants in the Transaction or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Houlihan Lokey has also acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Transaction. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Company, the Acquiror, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company or the Acquiror, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, the Acquiror or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s, the Acquiror’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s, the Acquiror’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, the Acquiror, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Acquiror or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or

Williams Controls, Inc.

consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the assessments by the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, the Acquiror and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock in the Transaction is fair to such holders from a financial point of view.

Very truly yours,

HOULIHAN LOKEY CAPITAL, INC.

ANNEX B

Letter to the Company’s Industry Stakeholders

(attached)

B-1

Williams Controls, Inc. 14100 SW 72nd Avenue Portland, OR 97224	Phone 503-684-8600
Patrick W. Cavanagh President Chief Executive Officer	pcavanagh@wmco.com 503-684-8601 Fax 503-684-8618

November 1, 2012

Dear Friends and Industry Stakeholders,

On November 1, 2012, we announced our agreement to sell Williams Controls, Inc., to a subsidiary of Curtiss Wright Corporation for $15.42 per share in cash, or approximately $119 million. In addition to returning significant value to Williams Controls’ shareholders, the sale will help us achieve our vision to become a true systems provider to our customers in the commercial truck and off-road markets. The Williams Controls board of directors unanimously approved the agreement earlier this week, and the transaction is expected to close prior to December 31, 2012. The agreement is subject to various regulatory approvals and clearances, and is to be accomplished by means of a tender offer that will be launched by a Curtiss Wright subsidiary in early November.

Following the sale, Williams Controls will operate as part of the Motion Controls Division of Curtiss-Wright Controls, Inc., a global provider of highly engineered flow, motion controls and surface treatment technology for aerospace, defense, oil & gas and industrial applications. This combination will help us expand more quickly beyond pedal systems, joysticks and sensors to deliver a complete range of highly engineered controls and systems to our customers in the commercial truck and off-road markets.

Rest assured that Williams Controls’ commitment to our employees, customers and industry partners remains unchanged. We place tremendous value on these key relationships, and we believe the sale of Williams Controls benefits all our stakeholders, providing increased value and opportunity by making our company a part of a larger, more diverse business that shares our focus on delivering superior quality, service and innovation as part of an expanded product line.

If you have any questions, you can find more details on the company websites at www.wmco.com or www.curtisswright.com.

Sincerely,

Patrick W. Cavanagh

President and CEO

Williams Controls, Inc.

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